September 19, 2024

Wang Wen Lung
Chief Executive Officer
Ankam, Inc.
5348 Vegas Drive
Las Vegas, NV 89108

       Re: Ankam, Inc.
           Schedule 14F-1 filed September 13, 2024
           File No. 005-94618
Dear Wang Wen Lung:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule 14F-1 filed September 13, 2024
General

1. Exchange Act Rule 14f-1 requires, among other things, that where "any persons are to be elected or designated as directors of the issuer, otherwise than at a meeting of security holders, and the persons so elected or designated will constitute a majority of the directors of the issuer, then, not less than 10 days prior to the date any such person take office as a director, or such shorter period prior to that date as the Commission may authorize upon a showing of good cause therefor, the issuer shall file with the Commission and transmit to all holders of record of securities of the issuer who would be entitled to vote at a meeting for election of directors, information (emphasis added)" as required under the rule. We note your disclosure that Mr. Wang Wen Lung assumed the positions of President,
       Treasurer, Director, and Secretary as of August 8, 2024, and as the Chief Executive
       Officer and Chief Financial Officer as of August 28, 2024. However,
Schedule 14F-1 was
       not filed until September 13, 2024. In your response letter, please explain how this complies with requirements under Rule 14f-1, if at all, and/or provide reasons for the
 September 19, 2024
Page 2

       delay.
Voting Securities, page 3

2. Please revise to state, "[a]s to to each class of voting securities of the registrant entitled to be voted at the meeting . . . , the number of votes to which each class is entitled." See Item
       6(a) of Schedule 14A.
Corporate Governance, page 7

3. Please revise to "[s]tate the total number of meetings of the board of directors (including regularly scheduled and special meetings) which were held during the last full fiscal year." See Item 407(b) of Regulation S-K.
4. We note the following disclosure: "The Board believes the engagement of directors in
       these functions is important at this time in the Company   s development
in light of the
       Company   s recent activities." Please revise to describe "the Company's recent activities."
5. Please revise to provide the required disclosure under Item 407(f) of Regulation S-K, including "whether or not the registrant's board of directors provides a process for security holders to send communications to the board of directors."
6. We note your disclosure that Mr. Wang Wen Lung is serving in multiple capacities as President, Secretary, Treasurer, Director, Chief Executive
Officer (Principal
       Executive Officer) and Chief Financial Officer (Principal Financial and Accounting
       Officer). In this regard, please revise to provide the required disclosure under Item 407(h)
       of Regulation S-K.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Eddie Kim at 202-679-6943 or Daniel Duchovny at 202-
551-3619.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Mergers & Acquisitions